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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s Legacy 500 receives FAA certification

São José dos Campos, Brazil, October 21, 2014 – Embraer’s Legacy 500 executive jet today was granted FAA (Federal Aviation Administration) certification during a ceremony at the National Business Aviation Association Conference and Exhibition, in Orlando, Florida. This approval enables entry into service of the aircraft in the United States and in countries that require such certification.

The Legacy 500 received certification from Brazil’s ANAC (Agência Nacional de Aviação Civil) in August and approval by the European Aviation Safety Agency (EASA) is expected by the end of this year.

“The FAA certification is a significant milestone achievement for such an advanced aircraft,” said Marco Túlio Pellegrini, President and CEO of Embraer Executive Jets. “The clean-sheet Legacy 500 is a prime example of Embraer’s commitment to delivering innovative products and setting new standards in each market segment.”

The Legacy 500 midsize business jet has met or exceeded all performance expectations. Delivery to the first customer occurred on October 10 and up to six aircraft are expected to be delivered in 2014.

Legacy 500 Performance Characteristics

Specifications	Design Goals	Certified Legacy 500
Range (1)	3,000 nm / 5,556 km	3,125 nm / 5,788 km
Takeoff distance(2)	4,600 ft / 1,402 m	4,084 ft / 1,245 m
Unfactored landing distance(3)	2,400 ft / 732 m	2,122 ft / 647 m
Block fuel for 600nm @ M0.80(4)	2,610 lb / 1,184 kg	2,540 lb / 1,152 kg
Maximum operating altitude	45,000 ft / 13,716 m	45,000 ft / 13,716 m
Initial climb altitude(5)	43,000 ft / 13,106 m	43,000 ft / 13,106 m
Time to climb to initial climb altitude(5)	22 min	22 min
Maximum operating speed (MMO)	Mach 0.83	Mach 0.83
High speed cruise(6)	460 kt / 852 km/h	466 kt / 863 km/h
Maximum payload(7)	2,800 lb / 1,270 kg	2,800 lb / 1,270 kg
Payload full fuel(7)	1,600 lb / 726 kg	1,600 lb / 726 kg
Total baggage & stowage volume	150 ft3 / 4.25 m3	155 ft3 / 4.39 m3
External noise	Stage IV	23 EPNdB below stage IV
Engine thrust	6,540 lbf	7,036 lbf
Engine flat rating	ISA + 15 [o]C	ISA + 18 [o]C

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

(1)NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft; LRC (Long Range Cruise)

(2)SL; ISA; MTOW

(3)SL; ISA ; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft

(4)NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft

(5) From SL; @ MTOW; ISA

(6)Max cruise speed; FL430; ISA; 4 pax @ 200lbs each; half fuel tank; baseline aircraft

(7)Baseline aircraft

For more information, please visit www.EmbraerExecutiveJets.com

Follow us on Twitter: @EmbraerSA

About the Legacy 500

The Legacy 500 has the best-in-class six-foot flat-floor cabin, which is comparable to those of some aircraft in the super midsize category. Eight club seats may be berthed into four beds for complete rest. The in-flight entertainment system consists of a high definition video system, surround sound, multiple audio and video input options, a cabin management system, and three options for voice communications and connectivity.

The Legacy 500 is the first midsize business jet with digital flight controls, based on Fly-By-Wire technology, featuring side sticks. The state-of-the-art Rockwell Collins Pro Line Fusion avionics suite on four 15-inch high resolution LCD displays allows graphical flight planning, and has options like paperless operations capability, auto brakes, and the E2VS (Embraer Enhanced Vision System), which includes a Head Up Display (HUD) with the Enhanced Vision System (EVS).

The Legacy 500 is capable of flying at 45,000 feet and is powered by two Honeywell HTF7500E engines, the greenest in their class. Taking off from airfields as short as 4,084 ft, the Legacy 500 has a range of 3,125 nautical miles (5,788 kilometers) with four passengers, including NBAA IFR fuel reserves, which enables it to fly nonstop from São Paulo to Caracas, Los Angeles to Honolulu, Teterboro to London, Moscow to New Delhi, Jakarta to Sydney, Dubai to Zurich, and Beijing to New Delhi.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer